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April 20, 2012

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control - Edgar

RE: RiverSource Life Insurance Company ("Company") on behalf of RiverSource Variable Account 10 ("Registrant")
     Pre-Effective Amendment No.2 on Form N-4
     File Nos.333-177380/811-07355
     RiverSource Retirement Group Annuity Contract I

Dear Mr. Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Pre-Effective Amendment No.2 (Amendment No.2) on Form N-4. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated Dec.19, 2011. In addition, in this Amendment No.2 Registrant has updated financial statements and made other non-material changes.

Prospectus included in this Amendment No.2 has been marked to show all changes made since the Initial Registration Statement.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 2 to April 26, 2012 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 2.


If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.

Very truly yours,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary